Exhibit 99.1

Canopy Growth Awarded for Corporate Culture and Marketing Excellence

SMITHS FALLS, ON, Dec. 2, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that it has recently won awards in the areas of corporate culture and marketing excellence. Waterstone Human Capital, Canada's leading cultural talent management firm, awarded Canopy Growth in Canada's Most Admired Corporate Cultures for 2019, in the Industry Leaders: Cannabis category. At the Canadian Marketing Association Awards for Consumer Products, Social Causes and Cannabis Brand Marketing, Tweed, a Canopy Growth's flagship brand, took home three awards.

"At Canopy we have always believed that our corporate culture is a competitive advantage that drives peak performance, and we are thrilled to be recognized nationally in this way," said Mark Zekulin, CEO, Canopy Growth. "We also couldn't be prouder of our Tweed team for our award-winning 'Hi' and MADD x Tweed X Uber campaigns, raising awareness and education around our category."

Waterstone Human Capital's national program recognizes best-in-class Canadian organizations for fostering positive corporate cultures. New for 2019, an Industry Leaders category was introduced to the Canada's Most Admired Corporate Cultures™ program to recognize an organization within a specific industry that has made an outstanding commitment to corporate culture within its first few years of operation. Canopy is proud to win this inaugural award.

The Canadian Marketing Association has long served as a key voice of the marketing profession in Canada. The CMA's recognized Tweed in the Consumer Products: Brand Building category for the 'Hi' educational campaign, which facilitated conversations with those interested in or curious about cannabis in a welcoming and inclusive manner.

Tweed also took home two awards for Social Causes: Business Impact and Cannabis Marketing for the 'Don't Drive High' campaign in partnership with MADD and Uber. This nationwide awareness campaign highlighted the dangers of impaired driving and provided 101 ideas of things to do instead of driving high, with the goal of ensuring every single Canadian knows they should never drive high.

Canopy Growth looks forward to introducing and upholding its award-winning corporate culture along with its industry-leading brand portfolio as the Company expands its operations around the globe.

Here's to Future (Award-Winning) Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to corporate awards and recognition. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

View original content to download multimedia:http://www.prnewswire.com/news-releases/canopy-growth-awarded-for-corporate-culture-and-marketing-excellence-300967376.html

SOURCE Canopy Growth Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2019/02/c8536.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 09:21e 02-DEC-19